==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                       Geriatric & Medical Companies, Inc.
                                (Name of issuer)

                          Common Stock, $0.10 par value
                         (title of class of securities)

                                   373 748 102
                                 (CUSIP number)

                            Ira C. Gubernick, Esquire
                Associate General Counsel and Corporate Secretary
                          Genesis Health Ventures, Inc.
                        148 West State Street, Suite 100
                            Kennett Square, PA 19348
                                 (610) 444-6350
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  July 11, 1996
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
- --------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 16
==============================================================================

- -----------------------------------------------------------------------------
CUSIP NO. 373 748 102     |            13D           |
- -----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Genesis Health Ventures, Inc.
                  IRS Identification No. 06-1132947
- -----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)      [   ]
                                                           (b)      [   ]
- -----------------------------------------------------------------------------
3        SEC USE ONLY
- -----------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  WC, OO
- -----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
- -----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
- -----------------------------------------------------------------------------
                                |      7        SOLE VOTING POWER -0-
NUMBER OF SHARES                |---------------------------------------------
BENEFICIALLY OWNED              |      8        SHARED VOTING POWER
BY EACH REPORTING               |               3,748,178  (See Item 5.)
PERSON WITH                     |---------------------------------------------
                                |      9        SOLE DISPOSITIVE POWER -0-
                                |---------------------------------------------
                                |      10       SHARED DISPOSITIVE POWER
                                |               3,748,178  (See Item 5.)
- -----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  3,748,178  (See Item 5.)
- -----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                   [   ]
- -----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%   (See Item 5.) (1)
- -----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO
- -----------------------------------------------------------------------------

(1)      Based upon 15,429,600 shares reported outstanding at April 12, 1996.

- ------------------------------------------------------------------------------
CUSIP NO. 373 748 102     |            13D           |
- ------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  G Acquisition Corporation
                  IRS Identification No. Applied For
- -----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)      [   ]
                                                            (b)      [   ]
- -----------------------------------------------------------------------------
3        SEC USE ONLY
- -----------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  WC, OO
- -----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [   ]
- -----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
- -----------------------------------------------------------------------------
                                |      7        SOLE VOTING POWER -0-
NUMBER OF SHARES                |---------------------------------------------
BENEFICIALLY OWNED              |      8        SHARED VOTING POWER
BY EACH REPORTING               |               3,748,178  (See Item 5.)
PERSON WITH                     |---------------------------------------------
                                |      9        SOLE DISPOSITIVE POWER -0-
                                |---------------------------------------------
                                |      10       SHARED DISPOSITIVE POWER
                                |               3,748,178  (See Item 5.)
- -----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  3,748,178  (See Item 5.)
- -----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                    [   ]
- -----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%   (See Item 5.) (1)
- -----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  CO
- -----------------------------------------------------------------------------

(1)      Based upon 15,429,600 shares reported outstanding at April 12, 1996.

                  1.       Security and Issuer.

                  This statement relates to the common stock, $0.10 par value (the "Shares"), of Geriatric & Medical Companies, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5601 Chestnut Street, Philadelphia, Pennsylvania 19139.

                  2.       Identity and Background.

                  (a) Name: This Statement is being filed by Genesis Health Ventures, Inc. ("Genesis") and G Acquisition Corporation ("Newco"), a wholly-owned subsidiary of Genesis. The executive officers and directors of Genesis and Newco are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Genesis, Newco or any of their respective executive officers or directors are, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is legally required to be filed by such persons.

                  (b) Business Address: The business address of Genesis and Newco is 148 West State Street, Suite 100, Kennett Square, Pennsylvania 19348. The business address of Genesis's and Newco's respective executive officers and directors are set forth in Item 2(c) of this Statement.

                  (c) Present Principal Occupation or Employment: Genesis is a provider of healthcare and support services to the elderly. Newco was formed solely for the purpose of effectuating the merger of Issuer with Genesis. The present principal occupation or employment of Genesis's and Newco's respective executive officers and directors and the name and address of any corporations or other organizations in which such employment is conducted are as follows:


- --------------------------------------------------------------------------------------------------------------------

                                             Board of Directors of Genesis
- --------------------------------------------------------------------------------------------------------------------
                                                                                        Present
        Name                           Business Address                          Principal Occupation
- --------------------------------------------------------------------------------------------------------------------
Allen R. Freedman                c/o  Genesis Health Ventures, Inc.       Chairman and CEO
                                      148 West State Street               FORTIS, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Richard R. Howard                c/o  Genesis Health Ventures, Inc.       President
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Samuel H. Howard                 c/o  Genesis Health Ventures, Inc.       Chairman
                                      148 West State Street               PHOENIX HEALTHCARE
                                      Kennett Square, PA 19348            CORPORATION
- --------------------------------------------------------------------------------------------------------------------
Roger C. Lipitz                  c/o  Genesis Health Ventures, Inc.       Chairman of the Board
                                      148 West State Street               ALLEGIS HEALTH MANAGEMENT,
                                      Kennett Square, PA 19348            INC.
- --------------------------------------------------------------------------------------------------------------------
Stephen E. Luongo                c/o  Genesis Health Ventures, Inc.       Partner
                                      148 West State Street               BLANK ROME COMISKY &
                                      Kennett Square, PA 19348            McCAULEY
- --------------------------------------------------------------------------------------------------------------------
Alan B. Miller                   c/o  Genesis Health Ventures, Inc.       Chairman, President and CEO
                                      148 West State Street               UNIVERSAL HEALTH SERVICES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Fred F. Nazem                    c/o  Genesis Health Ventures, Inc.       Managing Partner
                                      148 West State Street               NAZEM & COMPANY
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Michael R. Walker                c/o  Genesis Health Ventures, Inc.       Chairman and CEO
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------



- --------------------------------------------------------------------------------------------------------------------
                                             Executive Officers of Genesis
- --------------------------------------------------------------------------------------------------------------------
                                                                                         Present
          Name                           Business Address                          Principal Occupation
- --------------------------------------------------------------------------------------------------------------------
Michael R. Walker                c/o  Genesis Health Ventures, Inc.       Chairman and CEO
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Richard R. Howard                c/o  Genesis Health Ventures, Inc.       President and Chief Operating Officer
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
David C. Barr                    c/o  Genesis Health Ventures, Inc.       Executive Vice President
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------------------------------------
                                             Executive Officers of Genesis
- --------------------------------------------------------------------------------------------------------------------
                                                                                            Present
           Name                           Business Address                          Principal Occupation
- --------------------------------------------------------------------------------------------------------------------
John F. DePodesta                c/o  Genesis Health Ventures, Inc.       Senior Vice President, Law and Public
                                      148 West State Street               Policy
                                      Kennett Square, PA 19348            GENESIS HEALTH VENTURES, INC.
- --------------------------------------------------------------------------------------------------------------------
George V. Hager, Jr.             c/o  Genesis Health Ventures, Inc.       Senior Vice President and Chief Financial
                                      148 West State Street               Officer
                                      Kennett Square, PA 19348            GENESIS HEALTH VENTURES, INC.
- --------------------------------------------------------------------------------------------------------------------
Edward B. Romanov, Jr.           c/o  Genesis Health Ventures, Inc.       Senior Vice President, Development
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Louis Swart                      c/o  Genesis Health Ventures, Inc.       Senior Vice President, Managed Operations
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Maryann Timon                    c/o  Genesis Health Ventures, Inc.       Senior Vice President, Managed Care
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Marc D. Rubinger                 c/o  Genesis Health Ventures, Inc.       Vice President and Chief Information
                                      148 West State Street               Officer
                                      Kennett Square, PA 19348            GENESIS HEALTH VENTURES, INC.
- --------------------------------------------------------------------------------------------------------------------
Kenneth R. Kuhnle                c/o  Genesis Health Ventures, Inc.       Vice President and Treasurer
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Edward J. Boeggeman              c/o  Genesis Health Ventures, Inc.       Vice President and Controller
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------------------------------------
                                              Board of Directors of Newco
- --------------------------------------------------------------------------------------------------------------------
                                                                                            Present
           Name                           Business Address                          Principal Occupation
- --------------------------------------------------------------------------------------------------------------------
Michael R. Walker                c/o  Genesis Health Ventures, Inc.       Chairman and CEO
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Richard R. Howard                c/o  Genesis Health Ventures, Inc.       President
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------



- --------------------------------------------------------------------------------------------------------------------
                                              Executive Officers of Newco
- --------------------------------------------------------------------------------------------------------------------
                                                                                            Present
           Name                           Business Address                          Principal Occupation
- --------------------------------------------------------------------------------------------------------------------
Michael R. Walker                c/o  Genesis Health Ventures, Inc.       Chairman and CEO
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
George V. Hager, Jr.             c/o  Genesis Health Ventures, Inc.       Senior Vice President and Chief Financial
                                      148 West State Street               Officer
                                      Kennett Square, PA 19348            GENESIS HEALTH VENTURES, INC.
- --------------------------------------------------------------------------------------------------------------------
Edward B. Romanov, Jr.           c/o  Genesis Health Ventures, Inc.       Senior Vice President, Development
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------
Ira C. Gubernick                 c/o  Genesis Health Ventures, Inc.       Associate General Counsel and Corporate
                                      148 West State Street               Secretary
                                      Kennett Square, PA 19348            GENESIS HEALTH VENTURES, INC.
- --------------------------------------------------------------------------------------------------------------------
Kenneth R. Kuhnle                c/o  Genesis Health Ventures, Inc.       Vice President and Treasurer
                                      148 West State Street               GENESIS HEALTH VENTURES, INC.
                                      Kennett Square, PA 19348
- --------------------------------------------------------------------------------------------------------------------

                  (d) Criminal Convictions: During the last five years, neither Genesis, Newco nor any of their respective executive officers or directors have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

                  (e) Court or Administrative Proceedings: During the last five years, neither Genesis, Newco nor any of their respective executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship: Genesis is a Pennsylvania corporation and Newco is a Delaware corporation. Each of Genesis's and Newco's executive officers and directors are United States citizens.

                  3.       Source and Amount of Funds or Other Consideration.

                  This statement relates to a Stockholder Option and Proxy Agreement dated as of July 11, 1996 (the "Agreement") among Newco, Genesis, Tomahawk Holdings, Inc. ("Shareholder"), Tomahawk Capital Holdings, Inc. and Daniel Veloric (Shareholder, Tomahawk Capital Holdings, Inc. and Daniel Veloric are referred to herein collectively as the "Owners") pursuant to which Owners granted to Newco (i) an option to purchase Shares (the "Stock Option") and (ii) an irrevocable proxy (the "Proxy") both as more fully described below. The Agreement was entered into to induce Genesis and Newco to enter into the Merger Agreement (defined below). The Stock Option entitles Newco to purchase the Shares of Issuer owned by the Shareholder for a purchase price (the "Exercise Price") of $5.75 per Share.

                  The Option may be exercised by Newco, in whole or in part, at any time prior to the earlier of (i) the day following the effective date of the Merger (as defined below) or (ii) (A) one year after the termination of the Merger Agreement, if the Merger is not approved by a vote of over 50% of the shares of the Issuer or if the Merger Agreement is terminated after the Issuer has willfully taken actions or willfully failed to take actions which cause a default under the Merger Agreement or a condition to Genesis's consummation of the Merger Agreement not to be met; (B) six months after termination of an unsuccessful proposed third party acquisition if the Merger Agreement had been terminated under the Merger Agreement as a result of a proposed third party acquisition; (C) immediately if the Merger Agreement is terminated upon a default by Genesis; and (D) three months after the termination of the Merger Agreement if the Merger Agreement is terminated for any other reason.

                  In the event that at any time prior to the effective date of the Merger the highest price paid by Newco for any share of Issuer Common Stock exceeds $5.75 (as adjusted) then (a) the

Exercise Price shall be adjusted to the highest such price, and (b) as to Shares as to which the Option has previously been exercised, Newco or Genesis shall promptly pay the amount of the product of (i) the amount of such excess price per share, multiplied by (ii) the number of Shares as to which the Option has previously been exercised. If, after Newco has exercised the Option and prior to the consummation of the Merger, Newco directly or indirectly sells or otherwise disposes of any Shares purchased pursuant to the Option (other than in the Merger or to Genesis) then Newco or Genesis shall pay to the Shareholder, as promptly as practicable after such sale or other disposition, the amount on a per share basis, if any, by which the net proceeds received by Newco upon the sale or other disposition exceeds the aggregate price paid by Newco to the Shareholder upon exercise of the Option for the purchase of such Share.

                  Under the Agreement, the Owners agree to vote (or cause to be voted) the Shares owned by them in any circumstance in which the vote or approval of the shareholders of the Issuer is sought (i) in favor of adoption and approval of the Merger Agreement and the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Agreement; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of any Shareholder in this Agreement; and (iii) against any action, agreement or transaction that is intended or could reasonably be expected to facilitate a person other than Newco or its affiliate in acquiring control of the Issuer or any other action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected to impede, interfere or be inconsistent with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the performance by the parties hereto of their respective obligations under this Agreement.

                  Under the Agreement, the Shareholder irrevocably grants to Newco and appoints Newco (with full power of substitution) its proxy to vote the Shares owned by Shareholder in the manner described in the preceding paragraph.

                  Pursuant to the Agreement, the Owners until the earlier to occur of (a) termination of the Merger Agreement and (b) the Effective Time, shall not transfer any of its Shares or any interests therein, except pursuant to the Merger (other than, under limited circumstances, certain security interest in the Shares).

                  In the event Newco acquires Shares pursuant to the Agreement, it is currently anticipated that the funds required to purchase such Shares would be provided from Genesis's working capital or borrowed from sources yet to be determined.

                  4.       Purposes of Transactions.

                  On July 11, 1996, Genesis and Newco entered into an Agreement and Plan of Merger (the "Merger Agreement") with Issuer. Pursuant to the Merger Agreement, Newco will merge into GMC and GMC will become a wholly-owned subsidiary of Genesis (the "Merger"). Each share of Issuer common stock shall be converted into the right to receive $5.75 in cash, subject to statutory appraisal rights. The total consideration to be paid to stockholders of Issuer to acquire their shares (including shares which may be issued upon exercise of outstanding warrants, options and long-term incentive plans) is approximately $91.0 million. In addition Issuer has currently outstanding indebtedness of approximately $132 million.

                  The conditions precedent to the parties' obligation to consummate the transaction include the following: (i) all permits and consents required to consummate the transaction shall have been obtained; (ii) the transaction shall have been duly approved by the affirmative vote of the majority of the outstanding shares of Issuer, (iii) the agreements, representations and warranties of the parties contained in the Merger Agreement shall be true and correct in all material respects on the closing date; (iv) no proceeding shall have been instituted which could be reasonably expected to result in a material adverse effect as a result of the Merger or which seeks to or does prohibit or restrain the consummation of the Merger; (v) there shall not have been any material adverse change in the business, assets, financial condition or results of operations of Issuer; and (vi) the applicable waiting period under Hart-Scott Rodino Anti-Trust Improvements Act of 1976, as amended, shall have expired or been terminated.

                  The Merger Agreement may be terminated and the transaction abandoned (i) by the mutual agreement of the parties; (ii) by either party if the transactions are not consummated by February 1, 1997 or if it becomes reasonably certain that a condition precedent to any party's obligation to close will not be satisfied; (iii) by the non-breaching party upon the occurrence of an uncured material breach; (iv) by Issuer in order to enter into an alternative acquisition proposal from a third party if inter alia required by the Issuer's board of directors fiduciary duties; or (v) by Genesis if the board of directors of Issuer shall have withdrawn or modified its recommendation of the Merger or has recommended to the shareholders of Issuer that they accept an alternative acquisition proposal from a third party. In the event that the Agreement is terminated under clauses (iv) or (v) above, or a third-party acquisition for a higher price per share occurs within 12 months after the termination of the Merger Agreement, Issuer has agreed to pay Genesis $5,000,000, plus expenses of up to $750,000.

                  In connection with the proposed transaction, Daniel Veloric and certain companies which he controls have agreed upon the effective date of the Merger to lease to Genesis for five years a long-term care facility located in New Jersey with 335 licensed beds (the "New Jersey Facility"). The lease will require that Genesis pay $40,000 per month plus debt service on the property and will be net of all operating expenses of the Facility. Mr. Veloric and certain companies which he controls have also agreed upon the effective date of the Merger to sell to Genesis for $1,500,000 a five year option to acquire the stock of the companies which own the New Jersey Facility for $6,000,000 (plus the assumption of outstanding debt).

                  Upon completion of the Merger it is anticipated that the officers and directors, certificate of incorporation and bylaws of Newco will be the officers and directors, certificate of incorporation and bylaws of Issuer. Upon completion of the Merger it is also anticipated that the Common Stock of the Issuer will be delisted from the NASDAQ National Market and deregistered under the Securities Exchange Act of 1934.

                  Except as disclosed in this Statement, neither Genesis, Newco nor any of their respective executive officers and directors have any present plans or proposals which relate to or would result in any of the following:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) any action similar to any of those enumerated above.

                  The foregoing is qualified by the fact that Genesis and Newco recently entered into the Agreement and the Merger Agreement and, accordingly, their knowledge of the Issuer's internal affairs and operations is incomplete at this time. Subject to further review by Genesis and Newco, various other types of changes may be made.

                  The descriptions herein of the Merger Agreement and the Agreement are qualified in their entirety by reference to such agreements, all of which are incorporated herein by reference.

                  5. Interest in Securities of the Issuer.

                  (a) Pursuant to the Agreement, Newco has the right to acquire Shares (subject to adjustment for certain dilutive events) and the Owners have agreed to vote or cause to be voted, in the manner specified in Item 4 above, and has granted the Proxy with respect to, the same Shares. Accordingly, the total number of Shares which Genesis and Newco may be deemed to beneficially own for purposes of Rule 13d-3 is 3,748,178, or 24.3% of the reported number of Shares issued and outstanding.

                  (b) Genesis and Newco have shared power to vote or to direct the vote of the 3,748,178 Shares subject to the Agreement insofar as Genesis and Newco have power to vote or to direct the vote of such Shares (i) in favor of adoption and approval of the Merger Agreement and the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Agreement; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement or of any Owner in this Agreement; and (iii) against any action, agreement or transaction that is intended or could reasonably be expected to facilitate a person other than Newco or its affiliate in acquiring control of the Issuer or any other action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) that is intended, or could reasonably be expected to impede, interfere or be inconsistent with, delay, postpone, discourage or materially adversely affect the consummation of the Merger or the performance by the parties hereto of their respective obligations under this Agreement.

                  When and if Newco acquires such Shares pursuant to the Agreement, it will have sole voting and dispositive power with respect thereto, subject to certain restrictions described under Item 4 above.

                  Other than as provided in the Agreement, the Shareholder retains the power to vote, or to direct the vote of, and to dispose of the Shares subject to the Agreement.

                  (c) Except as described above, neither Genesis nor any person named in Section 2(c) hereto owns beneficially any Shares or has effected any transaction in Shares during the sixty days preceding the date of this Statement.

                  (d) The Agreement does address the rights to the parties thereto to receive the dividends from or the proceeds from the sale of, the Shares subject to such agreements.

                  (e) Not applicable.

                  6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                  Other than as indicated elsewhere in this Statement, to the best knowledge of Genesis, neither Genesis nor Newco nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  7. Material to be Filed as Exhibits.

                  Exhibit  A*       -       Agreement and Plan of Merger, dated
                                            as of July 11, 1996, by and among
                                            Genesis Health Ventures, Inc., a
                                            Pennsylvania corporation, G
                                            Acquisition Corporation, a Delaware
                                            corporation and Geriatric & Medical
                                            Companies, Inc., a Delaware
                                            corporation.

                  Exhibit B*        -       Stockholder Option and Proxy
                                            Agreement dated as of July 11,
                                            1996 between G Acquisition
                                            Corporation, Tomahawk Holdings,
                                            Inc., Tomahawk Capital Holdings,
                                            Inc., Daniel J. Veloric and Genesis
                                            Health Ventures, Inc.






* Incorporated by reference to Current Report on Form 8-K of Genesis dated July 11, 1996.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date July 22, 1996                         GENESIS HEALTH VENTURES, INC.
     -------------


                                       By: /s/ George V. Hager, Jr.
                                           --------------------------------
                                             George V. Hager, Jr.
                                           Senior Vice President and
                                            Chief Financial Officer


                                              G ACQUISITION CORPORATION



                                       By:  /s/ George V. Hager, Jr.
                                            --------------------------------
                                             George V. Hager, Jr.
                                           Senior Vice President and
                                            Chief Financial Officer